DocuSign Envelope ID: B732705A-FE82-4550-A508-3A2D72053128

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ABOVE & BEYOND STUDIOS, INC.

Above & Beyond Studios, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), hereby certifies that:

1. The name of this corporation is Above & Beyond Studios, Inc. The name under which this corporation was originally incorporated is Above & Beyond Studios, Inc.

2. The certificate of incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware on November 6, 2020.

3. This Amended and Restated Certificate of Incorporation, which restates and further amends the provisions of this corporation's certificate of incorporation, has been duly adopted in accordance with the provisions of Sections 242, 245 and 228 of the General Corporation Law.

4. The certificate of incorporation of this corporation is hereby amended and restated in its entirety to read as follows:

****

1. The name of the corporation is: ABOVE & BEYOND STUDIOS, INC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is:

To manufacture, process, construct, develop, assemble, and produce in any way, to sell, lease, supply, and distribute in any way, to purchase, lease, mine, extract, and acquire in any way, to own, operate, experiment with, deal in, service, finance, and use in any way, equipment, apparatus, appliances, devices, structures, materials, processes, information, tangible and intangible property, services and systems of every kind, nature and description, to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of stock which the corporation shall have authority to issue is 10,000,000 shares of Common Stock, $0.001 par value per share, 8,270,000 of which are

designated as Series A Common Stock ("Series A Common"), 730,000 of which are designated as Series B Common Stock ("Series B Common"), and 1,000,000 of which are designated as Series C Common Stock ("Series C Common").

At all elections of the directors of the corporation, each stockholder shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected by him, and he may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he may see fit.

The holders of shares of stock of the corporation shall, upon the issuance or sale of shares of stock of any class (whether now or hereafter authorized) or any securities convertible into such stock, have the right, during such period of time and on such conditions as the board of directors shall prescribe, to subscribe to and purchase such shares or securities in proportion to their respective holding thereof, at such price or prices as the board of directors may from time to time fix and as may be permitted by law.

5.   The corporation is to have perpetual existence.

6.   In furtherance of and not in limitation of powers conferred by statute, it is further provided that the business and affairs of the corporation shall be managed by or under the direction of the board of directors, elections of directors need not be by written ballot unless the by- laws of the corporation shall provide and the board of directors is expressly authorized:

a.   To make, alter or repeal the by-laws of the corporation.

b.   To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

c.   To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

d.   To designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The by-laws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the by-laws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it;

but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the General Corporation Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

e.   When and as authorized by the stockholders in accordance with law, to sell, lease or exchange all or substantially all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation.

7.   Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

8.   Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of the General Corporation Law of Delaware or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of the General Corporation Law of Delaware order a meeting of the creditors or class of creditors, and /or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

9.   A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

DocuSign Envelope ID: B732705A-FE82-4550-A508-3A2D72053128

10.   The corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

11.   The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

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DocuSign Envelope ID: B732705A-FE82-4550-A508-3A2D72053128

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed on behalf of the corporation by its duly authorized officer this 15th day of February, 2022.

ABOVE & BEYOND STUDIOS, INC.

DocuSigned by:
Aman Stuppard
B6BFBBFBEA8A4D4...

By: ______________________________

Name: Aman Stuppard
Title: Vice Chairman & COO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "ABOVE & BEYOND

STUDIOS, INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF

NOVEMBER, A.D. 2020, AT 3:21 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



3992021 8100
SR# 20208271333

Authentication: 204034974
Date: 11-09-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:21 PM 11/06/2020
FILED 03:21 PM 11/06/2020
SR 20208271333 - File Number 3992021

CERTIFICATE OF INCORPORATION

OF

Above & Beyond Studios, Inc.

1. The name of the corporation is: Above & Beyond Studios, Inc.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is:

To manufacture, process, construct, develop, assemble, and produce in any way, to sell, lease, supply, and distribute in any way, to purchase, lease, mine, extract, and acquire in any way, to own, operate, experiment with, deal in, service, finance, and use in any way, equipment, apparatus, appliances, devices, structures, materials, processes, information, tangible and intangible property, services and systems of every kind, nature and description, to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of stock which the corporation shall have authority to issue is: 10 Million (10,000,000) and the par value of each of such shares is: $0.001 Dollars amounting in the aggregate to Ten Thousand Dollars ($ 10,000).

At all elections of the directors of the corporation, each stockholder shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected by him, and he may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he may see fit.

The holders of Above & Beyond, Studios, Inc., shall, upon the issuance or sale of shares of stock of any class (whether now or hereafter authorized) or any securities convertible into such stock, have the right, during such period of time and on such conditions as the board of directors shall prescribe, to subscribe to and purchase such shares or securities in proportion to their respective holding thereof, at such price or prices as the board of directors may from time to time fix and as may be permitted by law.

_____

5. The name and mailing address of each incorporator is as follow:

NAME	MAILING ADDRESS
Aman Stuppard	10 Willow Dr, Randolph MA
Steffan Jackson	10 Willow Dr, Randolph, MA

_____

6. The corporation is to have perpetual existence.

7. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

To make, alter or repeal the by-laws of the corporation.

To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

To designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The by-laws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the by-laws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the General Corporation Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

When and as authorized by the stockholders in accordance with law, to sell, lease or exchange all or substantially all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities

of, any other corporation or corporations, as its board of directors shall deem

expedient and for the best interests of the corporation.

8.   Elections of directors need not be by written ballot unless the by-laws of the corporation shall provide.

Meetings of stockholders may be held within or without the State of

Delaware, as the by-laws may provide. The books of the corporation may be

kept (subject to any provision contained in the statutes) outside the State of

Delaware at such place or places as may be designated from time to time by the

board of directors or in the by-laws of the corporation.

Whenever a compromise or arrangement is proposed between this

corporation and its creditors or any class of them and/or between this corporation

and its stockholders or any class of them, any court of equitable jurisdiction

within the State of Delaware may, on the application in a summary way of this

corporation or of any creditor or stockholder thereof or on the application of any

receiver or receivers appointed for this corporation under the provisions of

Section 291 of the General Corporation Law of Delaware or on the application of

trustees in dissolution or of any receiver or receivers appointed for this

corporation under the provisions of Section 279 of the General Corporation Law

of Delaware order a meeting of the creditors or class of creditors, and /or of the

stockholders or class of stockholders of this corporation, as the case may be, to

be summoned in such manner as the said court directs. If a majority in number

representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

9.   The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

10.   A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

WE, THE UNDERSIGNED, being each of the incorporators hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is our act and deed and the facts herein stated are true, and accordingly have hereunto set our hands this 6th day of November, 2020.

/s/ Aman Stuppard

/s/ Steffan Jackson

Reservation Number	Entity Name	Entity Type	Cost ($)	Status	Expiration Date
3992021	Above & Beyond Studios, INC.	Corporation	$75.00	Reserved	2/25/2021